Exhibit 21.1
SUBSIDIARIES OF MEMORIAL PRODUCTION PARTNERS LP

Subsidiary	Jurisdiction of Organization
Memorial Production Operating LLC	Delaware
Columbus Energy, LLC	Delaware
ETX I LLC	Delaware